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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                      Global Light Telecommunications Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    37934X100
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
           -----------------------------------------------------------
             (Date of Event which requires filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Statement is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37934X100                  13G/A                 Page  2  of  5  Pages
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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DMG Advisors LLC (1)
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                        (b) [ ]
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    3       SEC USE ONLY

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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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      NUMBER OF
        SHARES             5      SOLE VOTING POWER
     BENEFICIALLY                 0
       OWNED BY    -------------------------------------------------------------
         EACH
      REPORTING            6      SHARED VOTING POWER
        PERSON                    337,300
         WITH      -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  0
                   -------------------------------------------------------------
                           8      SHARED DISPOSITIVE POWER

                                  337,300
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           337,300
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [ ]
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           1.0%
--------------------------------------------------------------------------------

   12      TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------

(1) The ultimate managing member of DMG Advisors LLC is Thomas McAuley. The Reporting Person may be deemed the beneficial owner of the shares in its capacity as the managing member of various funds who are the holders of such shares. As the managing member of the funds, the Reporting Person has voting and investment control with respect to the shares of common stock held by the funds.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 37934X100                  13G/A                 Page  3  of  5  Pages
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ITEM 1.

(a)      Name of Issuer: Global Light Telecommunications Inc.

(b)      Address of Issuer's Principal Executive Offices:

         999 West Hastings Street, Suite 530
         Vancouver, British Columbia V6C 2W2

ITEM 2.

(a)      Name of Person Filing:  DMG Advisors LLC

(b)      Address of Principal Business Office or, if none, Residence:

         53 Forest Avenue, 2nd Floor
         Old Greenwich, CT 06870

(c)      Citizenship: Delaware limited liability company

(d)      Title of Class of Securities: Common Stock, par value $0.01

(e)      CUSIP Number:  37934X100


ITEM 3.  IF  THIS   STATEMENT  IS  FILED  PURSUANT  TO   SS.SS.240.13D-1(B)  OR
         240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable.

ITEM 4.  OWNERSHIP.

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      AS OF DECEMBER 31, 2002:

(a)   Amount beneficially owned: 337,300 shares of Common Stock

(b)   Percent of class:  1.0%

(c)   Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote: 0

      (ii)  Shared power to vote or to direct the vote:  337,300

      (iii) Sole power to dispose or to direct the disposition of:  0

      (iv)  Shared power to dispose or to direct the disposition of:  337,300

CUSIP No. 37934X100                  13G/A                 Page  4  of  5  Pages
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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         By signing below, the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 37934X100                  13G/A                 Page  5  of  5  Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Dated:   February 14, 2003

                               DMG ADVISORS, LLC


                               By: /s/ Thomas McAuley
                                   ---------------------------------------------
                                   Name: Thomas McAuley
                                   Title: Chief Investment Officer